Exhibit 99.3

U.S. Securities and Exchange Commission

Industry Guide 3 – Return on Equity and Assets Ratios

U.S. GAAP	Q3/09	Q2/09	Q1/09	For the Nine Months Ended Q3/09	For the Year Ended October 31, 2008

Return on Assets	1.09%	0.02%	0.49%	0.53%	0.66%
ROE	20.4%	-0.3%	10.6%	10.4%	16.2%
Dividend Payout Ratio	46%	n.m.	91%	92%	66%
Equity to Asset Ratio	5.90%	5.53%	4.88%	5.34%	4.37%

*Where applicable, ratios are calculated using methods intended to approximate the average of the daily balances for the period.